Exhibit 99.1

Claude Resources Inc. Announces Second Quarter 2011 Conference Call and Webcast

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Aug. 5, 2011 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) (the "Company") has announced that it plans to release its first quarter financial and operating results on August 11, 2011 prior to market open. In addition to the news release, the Company will also be hosting a conference call and webcast beginning at 11:00 am ET.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay will be available until August 18, 2011 at 11:59 PM ET by calling 1-416-849-0833 or 1-800-642-1687 and entering the passcode 88358687.

To view and listen to the webcast please use the following URL in your web browser:

http://event.on24.com/r.htm?e=343206&s=1&k=B08E60702F27F8C457206BD10D3C176C

CNW's webcast of earnings calls is consistent with Investment Industry Regulatory Organization of Canada (IIROC) objectives of providing investors with material information broadly and quickly.

%CIK: 0001173924

For further information:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 13:08e 05-AUG-11